                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*


                           TEAM American Corporation
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                                (Name of Issuer)


                        Common Shares, without par value
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                         (Title of Class of Securities)


                                  878153 10 5
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                                 (CUSIP Number)


                              Craig R. Culbertson,
                                 One IBM Plaza,
                               Chicago, Illinois 60611
                                 (312)222-9350
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 13, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 878153 10 5               13D                        PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    S. Cash Nickerson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    00 and BK
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,448,544*#
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    720,767*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,448,544*#
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.3%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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* Includes 174,000 immediately exercisable options held by Mr. Nickerson.

# Includes 200,000 shares held by a private Team America Corporation shareholder from whom Mr. Nickerson has received a fully revocable proxy to vote on all matters involving any acquisition of a majority of Team America Corporation's stock or substantially all of its assets. It also includes 727,777 shares that Mr. Nickerson has the right to vote pursuant to the terms of an option agreement more fully described herein.

Item 1.           Security and Issuer

         (a)      Title of Class of Securities:  Common Stock, without par value

         (b)      Name of Issuer:  TEAM America Corporation

         (c)      Address of Issuer's Principal Executive Offices:
                  110 E. Wilson Bridge Road, Worthington, Ohio,  43085

Item 2.           Identity and Background

         (a)      Name of Persons Filing:  S. Cash Nickerson

         (b)      Address of Principal Business Office, or, if none, Residence:
                  3730 Mt. Diablo Blvd., Suite 320, Lafayette, CA   94549

         (c) Present occupation: Lawyer, Strauss Nickerson LLP, 3717 Mt. Diablo Blvd. Suite 200, Lafayette, CA 94549; Chief Executive Officer, Mucho.com, Inc. 3717 Mt. Diablo Blvd., Suite 100, Lafayette, CA 94549

         (d)      Criminal convictions:  Not applicable

         (e)      Civil proceedings: Not applicable

         (f)      Citizenship:  Mr. Nickerson is a United States Citizen

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to substitute the following for the information previously reported:

Mr. Nickerson initially acquired Team America Corporation shares pursuant to an Agreement and Plan of Merger entered into between Team America Corporation and Workforce Strategies, Inc. Mr. Nickerson was a shareholder of Workforce Strategies, Inc. and received shares of Team America Corporation in exchange for his shares of Workforce Strategies, Inc. Since that time, Mr. Nickerson has acquired additional shares in the open market and been awarded stock options by Team America Corporation.

Mr. Nickerson currently holds more than 40% of the outstanding stock of Mucho.com, Inc. and is currently the Chief Executive Officer of Mucho.com, Inc. Mucho.com, Inc. currently intends to use its best efforts to secure sufficient equity and/or debt financing, on terms acceptable to Mucho.com, Inc., to combine Mucho.com, Inc. and Team America Corporation through a transaction between the two companies.

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Item 4.           PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended to substitute the following for the information previously reported:

On April 13, 2000, Team America Corporation announced that Mucho.com, Inc., a Nevada corporation in which Mr. Nickerson owns more than 40% of the outstanding stock and is the chief executive officer, made an independent offer, subject to certain conditions, to purchase all of Team America Corporation's outstanding stock. This offer has been amended and Mucho.com, Inc. now intends to enter into a transaction in which Mucho.com, Inc. and Team America corporation combine.

If the transaction is consummated (as is now contemplated), it is anticipated that Mucho.com, Inc. (in which Mr. Nickerson owns more than 40% of the outstanding stock and is the chief executive officer) would be able to and would
(i) make changes to the Board of Directors and management of Team America Corporation; (ii) make changes to the Team America Corporation charter and by-laws; and (iii) possibly, materially change Team America Corporation's dividend policy. It is possible that in the future, Mucho.com, Inc. or Mr. Nickerson could change their plans and/or intentions and (i) not make any or all of the foregoing changes or (ii) make other changes not included herein.

Item 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 is hereby amended to substitute the following for the information previously reported:

(a) Amount Beneficially Owned: 1,448,544 Shares*#; Percent of Class: approximately 33.3%

(b) Number of Shares as to which such person has:
         (i)      Sole power to vote or to direct the vote:   1,448,544 shares*#
         (ii)     Shared power to vote or direct the vote:             ----
         (iii)    Sole power to dispose or direct the disposition of:   720,767*
         (iv)     Shared power to dispose of or direct the disposition of: ----

(c) On September 29, 1999, Mr. Nickerson purchased an option to purchase up to 727,773 additional shares of Team America Corporation for $1,000.00 from certain team America Corporation stockholders. The option is exercisable for $7.00 per share. Pursuant to the terms of such option agreement, Mr. Nickerson has the sole power, prior to exercising such option, to vote or direct the vote of such shares on matters relating to the acquisition of Team America Corporation's stock during the option period.

(d) Mr. Nickerson only has the option to purchase and the right to vote the 727,773 shares described herein during the option period. The current holders of such securities have the right to receive dividends from, or the proceeds from the sale of such securities. The holders of such shares are Byron McCurdy and Terry McCurdy.

(e) Not applicable.

* Includes 174,000 immediately exercisable options held by Mr. Nickerson.

*# Includes 200,000 shares held by a private Team America Corporation shareholder from whom Mr. Nickerson has received a fully revocable proxy to vote on all matters involving the acquisition of a majority of Team America Corporation's Stock or substantially all of its assets. It also includes 727,773 shares that Mr. Nickerson has an option to purchase as more fully described above. Mr. Nickerson has the authority to vote such shares on all matters relating to the acquisition of Team America Corporation during the option period.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On September 29, 1999, Mr. Nickerson purchased for $1,000.00 an option to purchase up to 727,773 additional shares of Team America Corporation from certain Team America Corporation Stockholders for $7.00 per share. Pursuant to the terms of such option Mr. Nickerson has the sole power, prior to exercising such option, to vote or direct the vote of such shares on matters relating to the acquisition of Team America Corporation's stock during the option period.

         Mucho.com, Inc. a company in which Mr. Nickerson is the Chief Executive Officer and in which Mr. Nickerson holds more than 40% of the outstanding shares, currently intends to combine Mucho.com, Inc. and Team America Corporation through a transaction between the two companies, subject to certain contingencies.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS




                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 21, 2000                                /s/ S. CASH NICKERSON
                                                     ---------------------
                                                     S. Cash Nickerson





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